02057710

EXECUTED COPY

FORM 6-K

P.E. 9/13/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
SEP 1 3 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 13, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

TELE LESTE CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

PROCESSED
SEP 16 2002
THOMSON FINANCIAL

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item 1

Telefónica
CELULAR

TELE LESTE CELULAR PARTIPAÇÕES S. A.
THE TRANSCRIPTION OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

August 15, 2002. (02 pages)

For more information, please contact:

Nílson Guimarães
TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.: (55-71) 387-7610
Fax: (55-71) 387-7602
nilson.guimaraes@telebahiacelular.com.br
http://www.telebahiacelular.com.br

(São Paulo - Brazil), (August 15, 2002) – TELE LESTE CELULAR PARTICIPAÇÕES. A. (NYSE: TBE; BOVESPA: TLCP) announces the Transcription of the Ordinary meeting of the Board of Directors of Tele Leste Celular Participações S.A., held on June 18, 2002.

1. DATE, TIME AND PLACE OF THE MEETING: June 18, 2002, at 10:00 AM, at Praia de Botafogo # 501, 7th Floor, Rio de Janeiro, RJ, according to ordinary call in the by-laws.

2. MEETING BOARD COMPOSITION: Felix Pablo Ivorra Cano – President of the Board of Directors and Evandro Luis Pippi Kruel – Secretary.

3. INSTALLATION: The meeting began, with the presence of the undersigned Board Members, the registered *quorum* was in accordance to the company's by-laws.

4. DELIBERATIONS:

4.1. Approval of the last meeting transcript: The Directors unanimously approved the transcript of the meeting held on April 29, 2002, the text having been provided at the call for the meeting.

4.2. Report of the relevant facts for the period: The Executive Vice President and the Vice President of Operations presented and analyzed the relevant facts for the period (document distributed among the Directors).

4.3. Regulatory report: The Executive Vice President presented and analyzed the relevant topics about regulation and the regulatory environment for the period (document distributed among the Directors).

4.4. Management report: The management report for the period (May 2002 – distributed to the Directors) was presented and analyzed. The highlights are as follows: (i) Macroeconomic indicators; (ii) Market information; (iii) Plant in service data; (iv) Plan in service evolution; (v) Quarterly evolution of the plant in service and marginal variation; (vi) Business indicators; (vii) Quality indicators; (viii) Relevant facts of the operator; (ix) Accumulated financial statements; (x) Annual comparison; (xi) Cash flow; (xii) Balance sheet; and (xiii) Economic indicators.

4.5. Approvals:

4.5.1 *Ratification of decisions taken by the Board of Directors*, during the period from December 14, 2001 until March 31, 2002: The decisions of the Board of Directors held on December 26, 2001, January 22, 2002 and February 25, 2002 (ordinary and extraordinary meetings) were unanimously ratified;

4.5.2 *Relevant Acts and Facts Disclosure Policy*: It relates to the Instruction CVM number 358/2002 and was unanimously approved in the terms and conditions of the proposal presented to the Directors. In light of the disposition of said instruction, the Board appointed Mr. Gilmar Roberto Pereira Camurra, Vice President of Finance, Control and Resources and Investor Relations Officer, as the Executive in charge of the execution and supervision of the approved policy. Mr. Camurra is a Brazilian natural, legally separated, business administrator, ID card RG 7990926 issued by SSP/SP, tax payer registry CPF 810.374.908-78, resident in the Capital of the state of São Paulo and with business address at Rua Martiniano de Carvalho 851, 21st Floor, São Paulo, SP.

4.6. Other topics: The next meeting of the Board of Directors was set to be held on July 25th, 2002.

5. CLOSING OF THE MEETING: At the end of the meeting this minute was approved and signed by the present counselors: Felix Pablo Ivorra Cano – President of Meeting and President of the Board of Directors; Fernando Xavier Ferreira – Vice President of the Board of Directors, represented by Mr. Felix Pablo Ivorra Cano; Mr. Paulo Cesar Pereira Teixeira; Mr. Marco Antonio de Freitas Pinheiro; and Mr. Evandro Luis Pippi Kruel – Secretary.

Item 2

Telefónica
CELULAR

TELE LESTE CELULAR PARTIPAÇÕES S. A.
THE TRANSCRIPTION OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

August 15, 2002. (02 pages)

For more information, please contact:

Nílson Guimarães
TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.: (55-71) 387-7610
Fax: (55-71) 387-7602
nilson.guimaraes@telebahiacelular.com.br
http://www.telebahiacelular.com.br

(São Paulo - Brazil), (August 15, 2002) – TELE LESTE CELULAR PARTICIPAÇÕES. A. (NYSE: TBE; BOVESPA: TLCP) announces the Transcription of the Ordinary meeting of the Board of Directors of Tele Leste Celular Participações S.A., held on July 26, 2002.

1. DATE, TIME AND PLACE OF THE MEETING: July 26, 2002, at 10:00 AM, at Praia de Botafogo # 501, 7th Floor, Rio de Janeiro, RJ, according to ordinary call in the by-laws.

2. MEETING BOARD COMPOSITION: Felix Pablo Ivorra Cano – President of the Board of Directors and Evandro Luis Pippi Kruel – Secretary.

3. INSTALLATION: The meeting began, with the presence of the undersigned Board Members, the registered *quorum* was in accordance to the company's by-laws.

4. DELIBERATIONS:

4.1. Approval of the last meeting transcript: The Directors unanimously approved the transcript of the meeting held on June 18, 2002, the text having been provided at the call for the meeting.

4.2. Report of the relevant facts for the period: The Executive Vice President and the Vice President of Operations presented and analyzed the relevant facts for the period (document distributed among the Directors).

4.3. Regulatory report: The Executive Vice President presented and analyzed the relevant topics about regulation and the regulatory environment for the period (document distributed among the Directors).

4.4. Management report: The management report for the period (June 2002 – document distributed to the Directors) was presented and analyzed. The highlights are as follows: (i) Macroeconomic indicators; (ii) Market information; (iii) Plant in service data; (iv) Plan in service evolution; (v) Quarterly evolution of the plant in service and marginal variation; (vi) Business indicators; (vii) Quality indicators; (viii) Relevant facts of the operator; (ix) Accumulated financial statements; (x) Annual comparison; (xi) Cash flow; (xii) Balance sheet; and (xiii) Economic indicators.

4.5. Approvals: *Relevant Acts and Facts Disclosure Policy*: The Board of Directors took the following decisions: a) ratify the Relevant Acts and Facts Disclosure Policy according to the terms submitted and approved on its session held on June 18, 2002; b) authorize the Company to inform the Comissão de Valores Mobiliários – CVM and the Stock Exchange about the approval of the Disclosure Policy, by submitting a complete copy of said policy; c) authorized the Company to officially inform the terms of the deliberation, with the formal approval of the Controlling Shareholders, the Board of Directors, the Audit Committee, Executive nominated in the by-laws and other employees whose job and position allow them access to relevant information, in a document that will be filed in the corporate headquarters as long as it is effective and for a minimum period of five years after its expiration; and d) remind the Directors of the need to inform the Company, the CVM and the stock exchange about the quantity and all the characteristics of the securities that they own of the Company, controlled and controlling companies, provided such companies are listed, within the legal timeframe

4.6. Other topics: The next meeting of the Board of Directors was determined to be held during the first week of September, with the date still to be set.

5. CLOSING OF THE MEETING: At the end of the meeting this minute was approved and signed by the present counselors: Felix Pablo Ivorra Cano – President of Meeting and President of the Board of Directors; Fernando Xavier Ferreira – Vice President of the Board of Directors, represented by Mr. Felix Pablo Ivorra Cano; Mr. Paulo Cesar Pereira Teixeira; and Mr. Evandro Luis Pippi Kruel – Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Date: September 13, 200[illegible]

By ________________________

Name: Charles E. Allen
Title: Investor Relations Director